

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2021

Bill W. Wheat
Chief Financial Officer
D.R. Horton, Inc.
1341 Horton Circle
Arlington, Texas 76011

> **Re: D.R. Horton, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2020**
> **Filed November 20, 2020**
> **File No. 001-14122**

Dear Mr. Wheat:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1.  Please revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. If material, please quantify these expenditures.

2.  To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
    •  decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
    •  increased demand for goods that result in lower emissions than competing products;
    •  increased competition to develop innovative new products that result in lower emissions;
    •  increased demand for generation and transmission of energy from alternative energy sources; and
    •  any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

3.  If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:

- quantification of material weather-related damages to your property or operations;
- potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
- any weather-related impacts on the cost or availability of insurance.

4. Disclose any material litigation risks related to climate change and the potential impact to the company.

5. Quantify any material increased compliance costs related to climate change.

6. If applicable and material, provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Maryse Mills-Apenteng at 202-551-3457 or Pam Long at 202-551-3765 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction